Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 22, 2026	Investors Contact: John M. Bower, 612-623-6770 Media Contact: Kirstie L. Foster, 612-623-6249 Kirstie_L_Foster@graco.com

Graco Reports Record Second Quarter Sales and Operating Earnings
Growth in All Segments
MINNEAPOLIS (July 22, 2026) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 26, 2026.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 26, 2026	Jun 27, 2025	% Change	Jun 26, 2026	Jun 27, 2025	% Change
Net Sales	$590.6	$571.8	3%	$1,130.7	$1,100.1	3%
Operating Earnings	175.1	157.5	11%	312.9	301.5	4%
Net Earnings	144.9	127.6	14%	263.4	251.7	5%
Diluted Net Earnings per Common Share	$0.87	$0.76	14%	$1.58	$1.48	7%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$183.2	$164.4	11%	$329.3	$315.8	4%
Net Earnings, adjusted	$151.0	$131.9	15%	$269.2	$258.0	4%
Diluted Net Earnings per Common Share, adjusted	$0.91	$0.78	17%	$1.61	$1.52	6%
(1) Adjusted operating earnings, adjusted net earnings and adjusted diluted net earnings per common share reflect the Company's updated non-GAAP methodology. See Financial Results Adjusted for Comparability below for additional information.

•Net sales for the second quarter increased 3 percent, primarily driven by acquired operations.
•Operating earnings increased 11 percent for the second quarter, primarily due to a higher gross margin rate benefiting from the receipt of tariff refunds and lower operating expenses.
•Diluted net earnings per share increased 14 percent for the second quarter, reflecting higher operating earnings, lower exchange losses on net assets of foreign operations, and the impact of share repurchases. The Company repurchased $315 million of shares in the second quarter and repurchased $331 million of shares for the year to date.

“Graco delivered record quarterly sales and operating earnings in the second quarter, driven by momentum across all three segments,” said Mark Sheahan, President and Chief Executive Officer. “Contractor had organic sales growth in the Americas in both the professional paint and home center channels for the first time in two years, while investment in data center infrastructure continues to create opportunities across several areas of our portfolio.

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“Organic incoming orders increased at a mid-single-digit rate during the second quarter, with orders across all segments up low single digits year to date, reflecting continued improvement in demand trends across the business. Improving market conditions, growing project activity and commercial initiatives give us confidence in the second half of the year to maintain our guidance for low single-digit organic sales growth on a constant-currency basis and mid-single-digit sales growth including acquisitions. We are also initiating third-quarter total company sales guidance of $580 million to $600 million, excluding our announced acquisition of Valco Melton, which is expected to close in the third quarter.”

Consolidated and Segment Results

For a discussion of the Company's consolidated and segment results for the second quarter and year to date ended June 26, 2026, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in its most recent Quarterly Report on Form 10-Q dated July 22, 2026.

Financial Results Adjusted for Comparability

Beginning in the second quarter of 2026, the Company updated its non-GAAP adjusted measurements to exclude acquisition costs and amortization of acquired intangible assets. The Company excludes acquisition costs and amortization of acquired intangible assets to provide a consistent comparison of operating results across reporting periods. While the Company has a history of acquisition activity, the Company's acquisitions do not occur on a predictable cycle, and transactions vary in complexity, timing, size and nature. Acquisition costs include third-party legal, valuation, consulting and other incremental costs incurred in connection with acquisition activities as well as purchase accounting adjustments. Management uses these adjusted measures to evaluate operating performance and, for acquisition costs, in determining incentive compensation. These excluded items to the non-GAAP adjusted measurements provide supplemental information useful in evaluating the Company's underlying operating performance. Prior-period amounts have been recast to conform to the current presentation.

Excluding the impact of acquisition costs, amortization of acquired intangible assets, the related income tax effects of these items and excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of operating earnings, earnings before income taxes, income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

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	Three Months Ended		Six Months Ended
	Jun 26, 2026	Jun 27, 2025	Jun 26, 2026	Jun 27, 2025
Operating earnings, as reported	$175.1	$157.5	$312.9	$301.5
Acquisition costs	2.5	0.3	3.1	1.0
Amortization of acquired intangible assets	5.6	6.6	13.3	13.3
Operating earnings, adjusted	$183.2	$164.4	$329.3	$315.8

Earnings before income taxes, as reported	$181.5	$158.2	$321.5	$309.7
Acquisition costs	2.5	0.3	3.1	1.0
Amortization of acquired intangible assets	5.6	6.6	13.3	13.3
Earnings before income taxes, adjusted	$189.6	$165.1	$337.9	$324.0

Income taxes, as reported	$36.5	$30.6	$58.1	$58.0
Tax impact of acquisition costs	0.5	0.1	0.7	0.2
Tax impact of amortization of acquired intangible assets	1.4	1.8	3.2	3.4
Excess tax benefit from option exercises	0.1	0.7	6.7	4.4
Income taxes, adjusted	$38.5	$33.2	$68.7	$66.0

Effective income tax rate
As reported	20.1%	19.3%	18.1%	18.7%
Adjusted	20.4%	20.1%	20.3%	20.4%

Net Earnings, as reported	$144.9	$127.6	$263.4	$251.7
Acquisition costs, net of tax	2.0	0.2	2.4	0.8
Amortization of acquired intangible assets, net of tax	4.2	4.8	10.1	9.9
Excess tax benefit from option exercises	(0.1)	(0.7)	(6.7)	(4.4)
Net Earnings, adjusted	$151.0	$131.9	$269.2	$258.0

Weighted Average Diluted Shares	165.7	168.6	167.0	170.1
Diluted Earnings per Share
As reported	$0.87	$0.76	$1.58	$1.48
Adjusted	$0.91	$0.78	$1.61	$1.52

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2025 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial, industrial and construction activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; inflationary cost pressures and our ability to raise prices without decreasing demand for our products; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence and other emerging technologies; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2025 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2025 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 23, 2026, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 26, 2026	Jun 27, 2025	Jun 26, 2026	Jun 27, 2025
Net Sales	$590,552	$571,806	$1,130,696	$1,100,090
Cost of products sold	273,608	272,276	533,111	522,827
Gross Profit	316,944	299,530	597,585	577,263
Product development	19,825	20,731	39,799	40,106
Selling, marketing and distribution	68,564	68,337	138,582	135,548
General and administrative	53,462	52,978	106,335	100,112
Operating Earnings	175,093	157,484	312,869	301,497
Interest expense	835	655	1,671	1,368
Other (income) expense, net	(7,196)	(1,379)	(10,345)	(9,553)
Earnings Before Income Taxes	181,454	158,208	321,543	309,682
Income taxes	36,528	30,585	58,110	57,958
Net Earnings	$144,926	$127,623	$263,433	$251,724
Net Earnings per Common Share
Basic	$0.89	$0.77	$1.60	$1.51
Diluted	$0.87	$0.76	$1.58	$1.48
Weighted Average Number of Shares
Basic	163,711	165,785	164,671	167,173
Diluted	165,724	168,561	167,029	170,072

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 26, 2026	Jun 27, 2025	Jun 26, 2026	Jun 27, 2025
Net Sales
Contractor	$299,421	$288,959	$559,403	$543,991
Industrial	249,237	242,277	489,649	473,930
Expansion Markets	41,894	40,570	81,644	82,169
Total	$590,552	$571,806	$1,130,696	$1,100,090
Operating Earnings
Contractor	$91,161	$75,489	$153,396	$137,419
Industrial	84,346	82,372	160,153	161,967
Expansion Markets	9,488	8,829	19,131	18,894
Unallocated corporate (expense)	(9,902)	(9,206)	(19,811)	(16,783)
Total	$175,093	$157,484	$312,869	$301,497